Exhibit 99.4

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 26, 2024, AT 10:30 A.M.

Date, Time, and Place: March 26, 2024, at 10:30 a.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo.

Call notice: The call notice was emailed to the members of the Board of Directors, according to Article 18 of the Company’s Bylaws.

Attendance: the necessary quorum for the Board of Directors’ Meeting was verified, given the presence of all Board of Directors members, under Articles 15 and 18 of its Bylaws, namely Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair, by a vote delegated to Jeremiah O’Callaghan, under the sole paragraph of Article 15 of the Company’s Bylaws), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

Messrs. Gilberto Tomazoni, Global CEO, Wesley Mendonça Batista Filho, Global Operations President, Guilherme Cavalcanti, Global CFO and Investor Relations Officer, Daniel Pitta, Legal Officer also attended the meeting. The meeting was also attended by Messrs. Fabian Junqueira, Lead Audit Partner and Global Partner for the JBS account, and Rafael Santos, Managing Partner, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of the market and operations overview of the Company and its subsidiaries, including the market overview for the fiscal year ended December 31, 2023; (ii) analysis of the financial statements accompanied by the Company’s Independent Auditor’s Report for the fiscal year ended December 31, 2023 (“Financial Statements”), the Company’s Management Report (“Management Report”), and Management accounts; (iii) manifestation of the Company’s Statutory Audit Committee (“CAE”) on the Financial Statements; (iv) discussion with representatives of KPMG Auditores Independentes Ltda. on the Independent Auditor’s Report on the Financial Statements; (v) discussion and resolution regarding the submission of the Company’s Financial Statements, Management Report, Management accounts for the fiscal year ended December 31, 2023, and the proposal for the allocation of the results for the fiscal year ended December 31, 2023 for approval at the Company’s Annual and Extraordinary Shareholders’ Meeting (“AESM”); (vi) discussion and resolution on the Management Proposal for the AESM, the Call Notice of the AESM, and the convening of the AESM; (vii) report on the activities of the Governance, Compensation, and Nomination Committee, the Socio-Environmental Responsibility Committee, the Financial and Risk Management Committee, the Related-Parties Committee, the CAE, and the Diversity, Equity, and Inclusion Committee (“DE&I”); and (viii) other matters of interest of the Company.

Discussions and Resolutions:

(i) the meeting started with the presentation of Messrs. Glberto Tomazoni, Guilherme Perboyre Cavalcanti, and Wesley Mendonça Batista Filho on the overview of the operations of the Company and its subsidiaries, including for the period ended December 31, 2023.

(ii) following, the members of the Board of Directors analyzed and assessed the Company’s Financial Statements, Management Report, and the Management Accounts.

(iii) Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the CAE, informed that the CAE members (a) analyzed the Financial Statements; (b) monitored the work performed by KPMG through inquiries and discussions; (c) formalized inquiries on the acts and material transactions performed by the Company’s management included in the Financial Statements. Based on the review, the information and clarifications received, and considering the Auditor’s Report, the CAE members declared that they analyzed the Company’s Financial Statements for the period ended December 31, 2023, emphasizing the application of accounting practices and compliance with applicable standards, and deemed that they are appropriate and reflect with quality all Company information thereon, thus recommending that they were submitted for analysis of the Company’s Board of Directors and subsequent disclosure, and approved the proposal for the allocation of the results for the year.

(iv) then, Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence and the communications required by auditors, the fact that they did not diverge from the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Mr. Fabian Junqueira informed that there was no globally identified matter that could impact KPMG’s professional independence, KPMG obtained access to all requested information, and no material adjustments were identified upon the completion of the work. All inquiries from the Board of Directors members were duly answered by Mr. Fabian Junqueira.

(v) after the aforementioned presentations and discussions, the members of the Board of Directors resolved to unanimously authorize, with no reservations, the Company’s Management to submit the Financial Statements for the fiscal year ended December 31, 2023, to be resolved by the Annual Shareholders’ Meeting.

Also, the Board of Directors members unanimously approved the proposal for the absorption of the loss and the amounts of interim dividends already declared by the statutory investment reserve, as follows:

R$
Loss for the year	(1,060,969,423.28)
Tax incentive credits in subsidiaries	(97,537,983.62)
Interim dividends declared on 06/19/2023 already fully paid	(2,218,116,370.00)
Realization of the revaluation reserve	5,983,199.78
Dividends prescribed	1,570.35
Final balance of the loss to be absorbed by the statutory investment reserve	(3,370,639,006.77)

(vi) then, Mr. Daniel Pitta presented to the Board members the matters to be resolved at the next AESM, as well as the terms of the AESM Call Notice, the respective Management Proposal, and the proposal to amend the Company’s Bylaws, as defined below and whose documents were previously made available to the members of the Board of Directors by means of the Diligent Board portal:

At the Annual Shareholders’ Meeting:

1. Resolve on the financial statements and management accounts for the fiscal year ended December 31, 2023.

2. Resolve on the allocation of the results for the fiscal year ended on December 31, 2023.

3. Resolve on the number of members that will compose the Company’s Fiscal Council for the next term of office.

4. Elect the sitting members of the Company’s Fiscal Council and the respective alternate members.

5. Resolve on the setting of the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for the fiscal year of 2024.

At the Extraordinary Shareholders’ Meeting:

1. Resolve on the ratification of the election of three members for the Board of Directors, under Article 150 of Brazilian Corporation Law and Article 16, paragraph 9, of the Company’s Bylaws.

2. Resolve on the eligibility of the three members of the Board of Directors as independent Board members.

3. Resolve on the increase in the number of members to comprise the Company’s Board of Directors for the current term of office until the annual shareholders’ meeting to be held in 2025, from 9 (nine) to 11 (eleven) members.

4. Resolve on the election of 2 (two) new sitting members for the Company’s Board of Directors.

5. Resolve on the rectification, in the protocol and justification for the incorporation, by the Company, of Midtown Participações Ltda. (“Merger”) on information related to the real estate properties transferred to the Company within the scope of the Merger, and ratify all other provisions outlined in said instrument.

6. Resolve on the amendment of Article 10, paragraph 1, of the Company’s Bylaws to update the minimum call notice deadline for JBS’ Annual Shareholders’ Meeting.

7. Authorize the Company’s Executive Board to carry out all necessary or convenient acts to effectively implement the resolutions approved.

After presenting the items to be resolved at the AESM, based on the recommendations of the Governance, Remuneration, and Nomination Committee, as well as the Statutory Audit Committee, the members of the Board of Directors discussed the information and decided to approve the Call Notice of the AESM and the Management Proposal;

(vii) in view of the resolutions taken in aforementioned items (v) and (iv), the Board members unanimously approved the convening of the AESM, to be held on April 26, 2024 to resolve on the agenda contained in the Call Notice.

The members of the Board of Directors authorized the Executive Officers to carry out all necessary acts to publish and make available the Call Notice and the Management Proposal.

(viii) finally, the members of the Board of Directors serving on advisory committees updated the other members of the Board of Directors on the work carried out by the Company’s Governance, Compensation, and Nomination Committee, Socio-Environmental Responsibility Committee, Financial and Risk Management Committee, Related Parties Committee, Statutory Audit Committee, and the Diversity, Equity, and Inclusion Committee:

(1) brief presentation of Mr. Jeremiah O’Callaghan on the work carried out by the Company’s Governance, Compensation, and Nomination Committee, highlighting the discussions regarding the Management Proposal for the Company’s AESM, the proposal to renew the approval powers of the Executive Board, the Summary Annual Report of Activities of this Committee in 2023;

(2) brief presentation of Mr. Jeremiah O’Callaghan on the work performed by the Company’s Socio-Environmental Responsibility Committee, highlighting discussions on the transparent cattle raising platform, partnership of the project in Pará (Marabá) on tagging, and the Summarized Annual Report of the Activities of the respective Committee in 2023;

(3) brief presentation of Messrs. Carlos Hamilton Vasconcelos Araújo and Cledorvino Belini on the work carried out by the Financial and Risk Management Committee, highlighting the discussions on the monitoring of the 4Q2023 Dashboard (mainly addressing debt management and hedging), the global economic scenario and the Summary Annual Report of Activities of this Committee in 2023;

(4) brief presentation of Mr. Gelson Luiz Merisio on the work carried out by the Company’s Related Parties Committee, highlighting the report for the quarter ended December 31, 2023, containing the transactions between related parties; and

(5) brief presentation of Mr. Jeremiah O’Callaghan on the work performed by the Company’s DE&I Committee, highlighting the global Diversity, Equity, and Inclusion dashboard; Global DE&I Policy; global actions carried out in DE&I in each region: Kirsty Wilkins (Moy Park), Donna Griffin (Australia), Lisa Burdick (PPC), Juriana Sparandio (JBS USA), and Fernando Meller (Brazil), and Summarized Annual Report of the activities performed by the DE&I in 2023.

Minutes in Summary Form: The Board of Directors approved the drawing up of these minutes in summary form and their publication by omitting the signatures, under paragraphs 1 and 2 of Article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, March 26, 2024.

Milena Hitomi Yanagisawa

Secretary

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